UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust 811-22756 OnTrack Core Fund								Date examination completed: May 31, 2022
2. State identification Number:
AL	By Fund # 54915	AK	By Fund not registered	AZ	By Class Advisor Class: No permit # Investor Clas No Permit	AR	By Fund # 60030170	CA	By Trust no permit #	CO	By Trust 2013-52-250
CT	By Fund # 1113501	DE	By Fund no permit #	DC	By Class Investor Class #60074389	FL	None required	GA	By Trust MF4049318	HI	By Fund no permit #
ID	By Fund # 85999	IL	By Trust 60027229	IN	By Trust 13-0029IC	IA	By Class Investor Class #I-109248	KS	By Fund # 2021S0000074	KY	By Fund Investor Class shares #60451838
LA	By Prospectus Advisor Class 163151 Investor Class 173075	ME	By Class Investor Class #10066064	MD	By Class Investor Class #SM20201001	MA	By Class Investor Class No permit Advisor Class No permit #	MI	By Class Investor Class #993848 Advisor Class #994437	MN	Advisor Class #68975 Investor Class #270688

MS	By Class Investor Class #60088354	MO	Investor Class # R2013-394	MT	By Class Investor Class no permit Advisor Class # 271334	NE	By Class Investor Class No permit #d	NV	By Fund no permit	NH	By Trust Not registered
NJ	By Prospectus i#	NM	By Class Advisor Class #68975 Investor Class #69517	NY	By Fund # S33-30-88	NC	By Trust #GFAPT	ND	By Class Investor Class #MF20-0644	OH	By Prospectus Investor Class #BE2068788 Advisor Class #BE 2070820
OK	By Class Investor Class #SE-2247978 Advisor Class #SE-2249868	OR	By Fund # 2013-1759	PA	By Trust 2013-02-070MF	RI	By Fund No Permit #	SC	By Fund # MF20045	SD	By Class Investor Class #45788-2
TN	By Class Advisor Class: #RN2020B-0394 Investor Class #N2020B-1778	TX	By Class Investor C 103170 Advisor Class C 105075	UT	By Prospectus #007-5972-43	VT	By Class Investor Class #9/29/20-16	VA	By Trust By Trust 183038	WA	By Class Investor Class 60063839
WV	By Class Advisor Class 81601 Investor Class #107974	WI	By Class Advisor Class 00679648 Investor Class #861322	WY	By Trust No Permit #	PR	By Class Investor Class #45788-2	GU	By Trust No permit #	VI	By Trust Investor Class No Permit
2. Other (specify):
3. Exact name of investment company as specified in registration statement: OnTrack Core Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

May 31, 2022

We, as members of management of the OnTrack Core Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of December 31, 2021, and from June 30, 2021, through December 31, 2021.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of December 31, 2021, and from June 30, 2021, through December 31, 2021, with respect to securities reflected in the investment account of the Fund.

OnTrack Core Fund

/s/___________________________________________

Catherine Ayers-Rigsby, Principal Executive Officer

/s/____________________________________________

Christine Casares, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the OnTrack Core Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of June 30, 2021. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of December 31, 2021, and with respect to agreement of security purchases and sales, for the period from June 30, 2021 (the date of our last examination), through December 31, 2021:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Fund, NFS and the Custodian.

•	Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of December 31, 2021, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Cohen & Company, Ltd.

COHEN & COMPANY, LTD.

Chicago, Illinois

May 31, 2022